Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

March 31, 2015
Ms. Jennifer Monick Senior Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, CD 20549

Re:	IRSA Investments and Representations Inc. Form 20-F Filed on October 31, 2014 File No. 001-13542

Dear Ms. Monick:

                On behalf of IRSA Investments and Representations Inc. (the “Company”), we are writing to respond to questions raised in the comment letter dated March 16, 2015 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced matter of the Company originally submitted on October 31, 2014, pursuant to the Securities Act of 1934, as amended.

We are providing the following responses to the comments contained in the comment letter.  For convenience of reference, we have reproduced below in bold the text of the comments from the Comment Letter.  The responses and information were provided to us by the Company.

Responses to SEC Comments

1) In your response letter dated April 30, 2014 you indicated appropriate clarification would be made in future filings to disclose that the figures detailed in the table include interest related to your borrowings. We are unable to locate the additional disclosure. Please clarify.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it inadvertently omitted to include a footnote stating that the amount of borrowings in the table includes accrued and future interest. The Company advises the Staff that it will revise the table in future filings.

2) We note your disclosure on page F-97 that you have Ps. 234 million in contractual obligations related to Arcos del Gourmet S.A. Please tell us if this amount is reflected in your Contractual Obligations table. To the extent that it is not reflected, please tell us how you determined it was not necessary to include this obligation.

In response to the Staff’s comment, the Company  respectfully advises the Staff that it incorrectly translated a paragraph from the Spanish version of the financial statements. As of June 30, 2014, the works related to Arcos del Gourmet S.A. had been nearly completed and only a minor amount of works remained outstanding. The Ps. 234 million referenced on page F-97 corresponded to the original budget for the works As of June 30, 2014, a total of Ps. 236 million had been expended on the project.

3) We note your disclosure on page F-57 that you are committed to make one or more tender offers for acquiring shares in IDBD for a total amount of NIS 512.09 million. Please tell us if this amount is reflected in your Contractual Obligations table. To the extent that is not reflected, please tell us how you determined it was not necessary to include this commitment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it inadvertently omitted to include this commitment in the Contractual Obligations table. The Company will revise the Contractual Obligations table in future filings.

4) Please tell us how the amount of total assets per the table on page F-96 reconciles to the Consolidated Statements of Financial Position. Please refer to paragraph 28 of IFRS 8.

In response to the Staff’s comment, the Company respectfully advises the Staff that the table in Note 6 on page F-96 includes a reconciliation between the total operating segment assets and these same assets as reported on the statement of financial position but not to the total consolidated assets as per the statement of financial position.

The Company respectfully advises the Staff that it will revise and enhance the segment information disclosures in future filings to (1) better clarify which assets are reviewed regularly by the CODM and therefore constitute “segment assets”, (2) better clarify the basis used to measure those segment assets, and (3) reconcile total segment assets to total consolidated assets as per the statement of financial position.

The disclosure below represents the proposed disclosure the Company will include in future filings. The example disclosure is based on results as of June 30, 2014:

“The CODM regularly reviews the following categories of assets: investment properties; property, plant and equipment; trading properties; goodwill; rights to receive future units under barter agreements; assets held for sale; inventories; investments in associates; and the investment in the Entertainment Holding S.A. joint venture. The aggregate of these assets are disclosed in these financial statements as “operating segment assets”. The measurement principles for the operating segment assets are based on the IFRS principles adopted in the preparation of the consolidated financial statements, except for the Group’s share of assets of the joint ventures, Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A., which are all reported to the CODM under the proportionate consolidation method. Under this method, each of the operating segment assets reported to the CODM includes the proportionate share of the Group in the same operating assets of these joint ventures. As an example, the investment properties amount reported to the CODM includes the (i) investment property balance as per the statement of financial position plus (ii) the Group’s share of the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all other of the joint ventures’ net assets in the single line item titled “Investments in associates and joint ventures” in the statement of financial position.

“The total operating segment assets as per the segment information are reconciled to the total consolidated assets as per the statement of financial position as follows (amounts in pesos):

Total operating segment assets as per segment information	7,206,639
Minus:
Proportionate share of reportable operating segment assets of certain joint ventures (*)	(148,752)
Plus:
Investments in joint ventures (**)	293,509
All other non- reportable assets	2,458,710
Total consolidated assets as per the statement of financial position	9,810,106

(*) The following amounts related to the proportionate share of operating segment assets of the joint ventures, namely, Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A. are reported as part of the total operating segment assets by segment:

Investment properties	137,253
Goodwill	5,235
Trading properties	5,908
Property, plant and equipment	99
Inventories	257
Total proportionate share of reportable operating segment assets of joint ventures	148,752

(**) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes, namely Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A.

*     *     *

We further hereby confirm and acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

                                                                                                                                     Very truly yours,

                                                        Jaime Mercado

Acknowledged and Agreed to
By: /s/ Saul Zang
Name: Saúl Zang
Title: Responsible of Relationships with the market

cc:	Matías Gaivironsky
Leonardo Magliocco Eduardo Loiacono Sandra Moreno David L. Williams